John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
E-mail : jkh@keells.com Website : www.keells.com



02049225

July 29, 2002

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam,

JOHN KEELLS HOLDINGS LIMITED – INTERIM REPORT

Please find enclosed the following document.

a) **Interim Report 03 Months ended 30th June 2002**

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

SECRETARIES

Encl.




John
Keells
Holdings

John Keells Holdings Ltd. - Interim Report

Three months ended 30th June 2002

Chairman's Message

The Group's net profit increased by 187% to Rs255 mn in 1Q2003. Following on from the strong recovery in 4Q2002, even after excluding the profit from the sale of discontinued operations of Rs103 mn, Group net profit is up 71%, and reaffirms the strong fundamentals of the Group, in what continues to be a challenging economic environment.

Amidst an intense build up of inflationary pressure, the Group's top-line net revenue growth of 15% could not be sustained at the gross profit (GP) level, with Group GP margins declining slightly. While increases in power, fuel and wage costs also contributed to reduce Group operating profit by 2%, lower finance charges and a reduced effective rate of taxation helped enhance Group net profits.

The **Food and Beverage** sector's performance has sharply improved, led by a near-doubling of net profit at Ceylon Cold Stores on the back of improved volumes and cost savings arising from the Voluntary Retirement Scheme implemented last year. Despite higher excise taxes on soft drinks, increased competition in the ice-cream market and a continuing industrial dispute at Keells Foods Products, we anticipate the sector to benefit from recent new product launches and outperform during the remainder of the year too.

The **Transportation** sector has continued to perform well, assisted by a strong quarter at South Asia Gateway Terminals (SAGT), which benefited from the first of three berths coming into operation from February 2002. Construction work on the second berth is progressing well, with a fourth crane having

arrived and set to be commissioned shortly. Two more cranes are due in December and the whole project is likely to be completed by 1Q2004. The introduction of superior value added services enabled other sector companies to also report strong earnings in 1Q2003, and we expect the sector to be a key beneficiary of the forecast improvement in external trade activity during the rest of the year.

Although the **Leisure** sector's Maldivian operations have remained profitable, the losses of the Sri Lankan operations have increased in the wake of last year's terrorist incidents. The decline in sector profitability is not surprising given that tourist arrivals fell 13% YoY in 1Q2003 from the record levels achieved last year during the same period. Notwithstanding sharply higher power costs, we expect an improvement from the next quarter onwards on the back of a forecast recovery in arrivals. During the quarter, we exited from our associate investment in Ceylinco Tourist Hotels (i.e. Hotel Ceysands), and we will continue to consolidate our Sri Lankan operations while actively pursuing potential new investments in the region.

Despite the recent revival in rubber prices, higher input costs have contributed to the **Plantation** sector reporting a reduced level of profitability. The renegotiation of Namunukula Plantations' management fee to lower levels and increased competition in the tea broking business also impacted on the sector. Although the outlook for tea prices is promising, we remain concerned over the recent dry weather. The sector's future performance will further be influenced by the outcome of the ongoing Collective Wage Agreement.

Enhanced international marketing efforts and partnerships have meanwhile enabled the **Information Technology** sector

to report a significantly improved performance. The sector's domestic business units are also continuing to recover amidst the gradually improving local business environment. Increased demand for our software services from both local and overseas markets augurs well for the sector's future returns.

The **Financial Services** sector had a mixed quarter. While John Keells Stock Brokers and Nations Trust Bank (NTB) recorded improved profits, the performance of our associate Union Assurance was impacted by intense price competition and higher reinsurance costs. Meanwhile, in the first step towards consolidating the businesses of this sector to maximise synergies, our investment bank Waldock Mackenzie (with its fixed income and margin trading portfolios) was bought over by NTB, which continues to pursue further growth opportunities through acquisitions.

In our FY2002 Annual Report, we highlighted our intention to pursue less cyclical businesses locally. The imminent acquisition of a 90% stake in **Lanka Marine Services (LMS)**, subsequent to the government accepting our bid (under its privatisation program), fits in well with this strategy, apart from the obvious synergies with our existing transportation businesses. LMS is the monopoly bunker fuel supplier in Sri Lanka, and despite the imposition of war-risk surcharges, still reported a PBT of Rs207 mn in FY2002. We believe that private sector input brings in tremendous scope for improving profitability further through a combination of superior marketing skills, better product mix and process re-engineering. The purchase consideration of Rs1.2 bn will be funded through a combination of internally generated funds and bank borrowings.

Although the domestic economy is yet to fully recover from the nadir of 2001, we appear to have now past the worst. While we are hopeful that the ongoing peace process will deliver a lasting solution to our country, and thus provide further growth impetus for the entire nation, we remain optimistic of our growth prospects during the remainder of the year and are confident of exceeding shareholder expectations.

V. Lintotawela
Chairman

24 July 2002

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30TH JUNE 2002

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED 30TH JUNE	2002	2001	Change	Year ended 31.03.2002
Revenue	3,498,696	3,041,772	15%	11,777,320
Cost of Sales	-2,499,138	-2,111,843	18%	-8,201,945
Gross Profit	999,558	929,929	7%	3,575,375
Other Operating Income	30,055	61,377	-51%	203,079
	1,029,613	991,306	4%	3,778,454
Administrative Expenses	-612,222	-559,784	9%	-2,205,335
Selling & Distribution Expenses	-129,540	-123,040	5%	-423,401
Other Operating Expenses	-53,704	-68,522	-22%	-180,478
Profit from Operating Activities	234,147	239,960	-2%	969,240
Cost of Voluntary Retirement Scheme	-4,488	-	100%	-149,957
Profit from sale of Discontinued Operations	103,016	-	100%	65,251
Finance Expenses	-59,510	-84,528	-30%	-323,732
Profit from Operating Activities before Tax	273,165	155,432	76%	560,802
Share of Associate Company Profits	118,940	58,619	103%	321,753
Profit before Taxation	392,105	214,051	83%	882,555
Income Tax Expense	-94,839	-96,739	-2%	-290,208
Profit after Taxation	297,266	117,312	153%	592,347
Minority Interest	-41,938	-28,351	48%	-48,966
Profit available to the Group	255,328	88,961	187%	543,381
Retained profits brought forward (after adjustments)	1,645,444	1,747,415		1,719,924
Balance available for appropriations	1,900,772	1,836,376		2,263,305
Transfer to Distributable Dividend Reserve	-	-		-187,975
Dividends	-	-		-329,869
Balance carried forward	1,900,772	1,836,376		1,745,461
	Rs.	Rs.		Rs.
Earnings per share for the period - Basic / Diluted	1.38	0.48		2.95
Dividends per share - Gross / Effective	0.00	0.00		2.00

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE	**2002**	**2001**	**As at 31.03.2002**
ASSETS			
Non-current Assets			
Property, Plant & Equipment	8,823,569	9,066,461	8,928,274
Investments in Subsidiaries	10,680	24,008	10,680
Investments in Associates	2,349,024	2,058,004	2,245,066
Other Investments	146,628	149,126	146,483
Long Term Receivables	4,000	3,500	3,500
Deferred Expenditure	1,806	1,961	1,921
	11,335,707	11,303,060	11,335,924
Current Assets			
Inventories	1,310,742	1,180,949	1,203,734
Trade & Other Receivables	2,836,129	2,664,422	3,688,512
Short Term Investments	306,682	209,575	3,437,510
Cash in Hand and at Bank	876,632	549,611	912,702
	5,330,185	4,604,557	9,242,458
Total Assets	16,665,892	15,907,617	20,578,382
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	1,854,134	1,835,619	1,853,459
Capital Reserves	2,604,291	2,601,796	2,597,629
Revenue Reserves	2,316,857	2,025,030	2,316,857
Retained Earnings	1,900,772	1,836,376	1,644,617
Shareholders' Funds	8,676,054	8,298,821	8,412,562
Minority Interest	1,776,329	1,862,226	1,801,799
Non-current Liabilities			
Interest Bearing Borrowings	1,075,953	1,182,397	1,165,944
Deferred Tax	364,874	312,974	345,487
Retirement Benefit Obligation	492,353	500,341	490,528
Other Deferred Liabilities	94,665	83,420	93,646
	2,027,845	2,079,132	2,095,605
Current Liabilities			
Trade & Other Payables	2,115,785	2,148,059	5,666,827
Provision for Taxation	71,978	29,559	32,201
Dividends Payable	0	0	166,872
Short Term Borrowings	633,372	326,355	986,216
Interest Bearing Borrowings	359,168	246,747	398,997
Bank Overdrafts	1,005,361	916,718	1,017,303
	4,185,664	3,667,438	8,268,416
Total Equity & Liabilities	16,665,892	15,907,617	20,578,382
	Rs.	Rs.	Rs
Net Assets per share	46.79	45.21	45.39

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.



V. Lintotawela
Chairman



A Coomaraswamy
Group Finance Director

24 July 2002

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30TH JUNE 2002

COMPANY INCOME STATEMENT

FOR THE THREE MONTHS ENDED 30TH JUNE	2002	2001	Change	Year ended 31.03.2002
Revenue	180,412	165,667	9%	847,945
Cost of Sales	-20,406	-16,734	22%	-68,632
Gross Profit	160,006	148,933	7%	779,313
Other Operating Income	1,404	9,275	-85%	30,086
	161,410	158,208	2%	809,399
Administrative Expenses	-50,912	-40,762	25%	-170,180
Other Operating Expenses	-11,304	-11,947	-5%	-88,812
Profit from Operating Activities	99,194	105,499	-6%	550,407
Profit from sale of Discontinued Operations	0	0	0%	129,577
Provision for fall in value of Investments	-2,433	-636	283%	-19,401
Finance Expenses	-34,385	-41,179	-16%	-164,835
Profit before Taxation	62,376	63,684	-2%	495,748
Income Tax Expense	0	-217	-100%	1,559
Profit after Taxation	62,376	63,467	-2%	497,307
Retained profits brought forward	21,852	42,389		42,389
Balance available for appropriations	84,228	105,856		539,696
Transfer to Distributable Dividend Reserve	0	0		-187,975
Dividends	0	0		-329,869
	84,228	105,856		21,852
	Rs.	Rs.		Rs.
Earnings per share for the period - Basic / Diluted	0.34	0.35		2.70
Dividends per share - Gross / Effective	*0.00*	*0.00*		2.00

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

COMPANY BALANCE SHEET

AS AT 30TH JUNE	2002	2001	As at 31.03.2002
ASSETS			
Non-current Assets			
Property, Plant & Equipment	389,825	378,778	383,444
Investments in Subsidiaries & Joint Ventures	2,424,146	2,350,404	2,376,640
Investments in Associates	1,252,351	1,151,017	1,268,004
Other Investments	97,057	116,201	97,056
Long Term Receivables	431,402	421,762	434,322
	4,594,781	4,418,162	4,559,466
Current Assets			
Inventories	312	0	256
Trade & Other Receivables	572,190	320,750	1,082,815
Short Term Loans given to Related Parties	408,060	545,705	433,854
Short Term Investments	245,546	164,575	252,902
Cash in Hand and at Bank	32,748	72,792	34,752
	1,258,856	1,103,822	1,804,579
Total Assets	5,853,637	5,521,984	6,364,045
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	1,854,134	1,835,619	1,853,459
Capital Reserves	1,104,817	1,049,728	1,102,644
Revenue Reserves	1,082,976	895,000	1,082,976
Retained Earnings	84,228	105,856	21,852
Shareholders' Funds	4,126,155	3,886,203	4,060,931
Non-current Liabilities			
Interest Bearing Borrowings	488,480	341,970	486,876
Retirement Benefit Obligation	47,533	38,440	44,967
	536,013	380,410	531,843
Current Liabilities			
Trade & Other Payables	142,374	108,616	132,620
Amounts due to Related Parties	226,154	547,507	467,549
Provision for Taxation	0	765	0
Dividends Payable	0	0	166,872
Short Term Borrowings	237,396	298,308	508,472
Interest Bearing Borrowings	146,503	114,000	178,717
Bank Overdrafts	439,042	186,175	317,041
	1,191,469	1,255,371	1,771,271
Total Equity & Liabilities	5,853,637	5,521,984	6,364,045
	Rs.	Rs.	Rs.
Net Assets per share	22.25	21.17	21.91

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

A Coomaraswamy
Group Finance Director

24 July 2002

JOHN KEELLS HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

Group

AS AT 30TH JUNE	2002	2001
Balance as at 31st March	8,412,562	8,180,424
Adjustment on account of changes in holdings	827	-1,723
	8,413,389	8,178,701
Share Options exercised during the period	675	0
Premium on issue of Shares during the period	2,173	0
Goodwill arising during the year	426	4,948
Goodwill amortised during the year	0	-1,432
	8,416,663	8,182,217
Gain/Loss not recognised in the Income Statement - Currency Translation Reserve	4,063	27,643
Net Profit for the period	255,328	88,961
Balance as at 30th June	8,676,054	8,298,821

Company

AS AT 30TH JUNE	2002	2001
Balance as at 31st March	4,060,931	3,822,736
Share Options exercised during the period	675	0
Premium on issue of Shares during the period	2173	0
	4,063,779	3,822,736
Net Profit for the period	62,376	63,467
Balance as at 30th June	4,126,155	3,886,203

24 July 2002

JOHN KEELLS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED 30TH JUNE 2002

1. Market Price per share

	2002 Company	2001
Market Price - Highest (for the period)	69.75	35.50
Market Price - Lowest (for the period)	55.50	32.00

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2002.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. Ceylinco Tourist Hotels Limited ceased to be an Associate of the Group with effect from 20 June 2002.

6. The Company disposed of its subsidiary Waldock Mackenzie Limited to Nations Trust Bank Limited, an Associate of the Group, on 28 June 2002. Since full provision was made for losses as at 31 March 2002, the write back to Group profits during the quarter, of accumulated losses of this company, was Rs.88 million

7. The Company has been awarded the right to purchase a 90% stake in Lanka Marine Services Limited, at a cost of Rs. 1.2 billion, subsequent to 30 June 2002.

8. There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company

John Keells Holdings Limited

Legal Form

Public limited liability company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange and the GDRs on the Luxembourg Stock Exchange

Directors

Mr V Lintotawela - Chairman
Mr C J Fernando – Deputy Chairman
Miss A Coomaraswamy
Mr A D Gunewardene
Mr S C Ratnayake
Mr G S A Gunasekera
Mr E F G Amerasinghe
Mr S Easparathasan
Mr J C L de Mel
Mr T Das

Board Audit Committee

Mr S Easparathasan – Chairman
Mr E F G Amerasinghe

Board Remuneration Committee

Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr J C L de Mel

Secretaries and Registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo

Bankers

Bank of Ceylon
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
NDB Bank
Nations Trust Bank
People's Bank
Seylan Bank
Standard Chartered Grindlays

Depository for GDRs

CitiBank NA
New York

Registered Office of the Company

130 Glennie Street
Colombo 2

Contact Details

P O Box 76
130 Glennie Street
Colombo 2

Telephone: (94 1) 306000
Facsimile : (94 1) 447087, 439026

Internet : www.keells.com
email : jkh@keells.com

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